EXHIBIT 99.3

FORM OF LETTER
VISKASE COMPANIES, INC.

12,307,692 Shares of Common Stock

Offered Pursuant to 12,307,692 Subscription Rights
Distributed to Stockholders
of Viskase Companies, Inc.

          , 2006

Dear Stockholder:

This notice is being distributed by Viskase Companies, Inc. (“Viskase”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., New York City time, on December 30, 2006 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase shares of Common Stock. The Subscription Rights and Common Stock are described in the Viskase prospectus dated          , 2006 (the “Prospectus”).

In the Rights Offering, Viskase is offering an aggregate of 12,307,692 shares of Common Stock and distributing an aggregate of 12,307,692 Subscription Rights, as described in the Prospectus.

The Subscription Rights will expire, if not exercised, at 5:00 p.m., New York City time, on February 27, 2007, unless extended in the sole discretion of Viskase (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive 1.23860025 Subscription Rights for each share of Common Stock owned of record as of the close of business on the Record Date.

Each Subscription Right will allow you to subscribe for one share of Common Stock at the price of $1.95 per share (the “Subscription Price”), which may be paid in either cash or shares of Viskase’s Series A Preferred Stock.

The Subscription Rights will be evidenced by transferable Subscription Rights certificates (the “Subscription Rights Certificates”) and will cease to have any value at the close of business on the Expiration Date.

Enclosed are copies of the following documents:

1. Prospectus;

2. Subscription Rights Certificate;

3. Instructions as to Use of Viskase Companies, Inc. Subscription Rights Certificates;

4. Notice of Guaranteed Delivery; and

5. A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

Your prompt action is requested. To exercise Subscription Rights, you should properly complete and sign the Subscription Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date. A Subscription Rights holder cannot revoke the exercise of its Subscription Rights. Subscription Rights not exercised prior to the Expiration Date will expire.

Additional copies of the enclosed materials may be obtained from Viskase Companies, Inc. by calling its Corporate Secretary at (630) 874-0700.

Very truly yours,

VISKASE COMPANIES, INC.

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